January 7, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Jessica Dickerson

100 F Street, N.E.

Washington, DC 20549

Re:	Propanc Biopharma, Inc.
Registration Statement on Form S-1
Filed December 30, 2025
File No. 333-292473

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on January 9, 2026 at 12:00 p.m. Eastern Standard Time, or as soon thereafter as practicable.

The Registrant authorizes Chase Chandler of Brunson Chandler & Jones, PLLC, outside counsel to the Registrant, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Commission. Please call Mr. Chandler at (801) 303-5772 with any questions.

Very truly yours,

Propanc Biopharma, Inc.

/s/ James Nathanilesz
James Nathanilesz
Chief Executive Officer